Securities and Exchange Commission
                             Washington, D.C. 20549

                                    Form 6-K

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                            For the month of May 2004

                         Commission File Number 0-15742

                            UNITED BUSINESS MEDIA PLC
                              (name of registrant)

                                  Ludgate House
                              245 Blackfriars Road
                                 London SE1 9UY
                                 United Kingdom
                    (address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                  Form 20-F ___X___                           Form 40-F _______
                               -

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______


         Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Security Exchange Act of 1934:

                  Yes _______                                 No ___X___
                                                                    -

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

                            UNITED BUSINESS MEDIA PLC

Form 6-K Items
______________

1. Press Release dated May 6, 2004.

2. Press Release dated May 6, 2004.

                                    Signature

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                      UNITED BUSINESS MEDIA PLC


Dated: May 14, 2004                   By: /s/ Anne C. Siddell
                                          ---------------------------------
                                      Name: Anne C. Siddell
                                      Title: Group Company Secretary




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                                                                          ITEM 1

                                                                     May 6, 2004

              Chairman's Statement to the United Business Media plc
                             Annual General Meeting

Speaking at the United Business Media annual general meeting today, the Chairman, Geoff Unwin said:

"2004 has started well. All of our businesses are performing ahead of last year, consistent with the positive trends of the second half of 2003. We expect to achieve our medium term margin target of 15 per cent this year.

"In the US CMP Media's underlying revenue is 3 per cent ahead, with yields strengthening and a strong performance in online and events.

"PR Newswire's year to date message volumes are 7 per cent up on last year with improved yields.

"This time last year I reported that United was experiencing the most stable environment for over two years. Since then our businesses, particularly those in the US, have all made good progress - with the combination of revenue growth and a restructured cost base, boosting profits and margin. The profit contribution from acquisitions made over the last year is in line with target.

"All in all a positive and promising performance."

Notes to Editors:

United Business Media plc (http://www.unitedbusinessmedia.com) is a leading provider of business-to-business media solutions. Its products and services help companies around the world to meet their market information needs. UBM's businesses include NOP World, one of the largest market research groups globally and PR Newswire, the world's leading corporate news distribution service. Within the professional media division the companies are CMP Media, CMP Asia, CMPi and UAP - this division includes B2B media and exhibitions in high-tech, healthcare, entertainment and jewellery and fashion in the US, UK, Asia and Europe.

This press release includes statements which are not historical facts and are considered "forward-looking" within the meaning of Section 27 of the Securities Act of 1933, as amended. These forward-looking statements reflect UBM's current views about future events, business and growth strategy and financial performance. These forward-looking statements are identified by their use of terms and phrases such as "believe," "expect," "plan," "anticipate," "on target" and similar expressions identifying forward-looking statements. Investors should not rely on forward-looking statements because they are subject to a variety of risks, uncertainties and other factors that could cause actual results to differ materially from UBM's expectations. UBM expressly does not undertake any duty to update forward-looking statements. Management does not attempt to update forecasts unless conditions materially change.

                                                                          ITEM 2

                            UNITED BUSINESS MEDIA PLC

                                                                     May 6, 2004


                     BOARD CHANGES AT UNITED BUSINESS MEDIA

As previously announced on 18 December 2003, Fields Wicker-Miurin retires from the board of United Business Media plc at the conclusion of its annual general meeting being held today, 6 May.

The company also announces that Christopher Hyman has been appointed to the board as a non-executive director with effect from 7 May 2004. Mr. Hyman is chief executive of Serco Group plc, which he joined in 1994 and where he has served in a number of roles, including company secretary and group finance director, before becoming chief executive in 2002. Serco is one of the world's leading outsourcing companies, with operations in Europe, the Middle East, Asia Pacific and North America. It operates in a diverse range of sectors, including defence, aerospace and science, public transport and traffic management, health, education, justice and local government.

Anne Siddell
Company Secretary